Oncolytics Biotech® To Present Two Posters on the Pelareorep-Based GOBLET Study at ESMO 2023

Preliminary updated PDAC data show 6-month overall survival rate of 82%

Results from pelareorep combination in mCRC met the Stage 1 success criteria

SAN DIEGO, CA and CALGARY, AB, October 16, 2023 -- Oncolytics Biotech® Inc. (NASDAQ: ONCY) (TSX: ONC), a clinical-stage immunotherapeutics company focused on oncology, today announced the publication of two abstracts for posters to be presented during the upcoming European Society for Medical Oncology (ESMO) Congress 2023, taking place from October 20th to 24th at the IFEMA Madrid Conference Center in Madrid, Spain.

Abstracts Overview

Abstract / Poster Title	Pelareorep (pela) + atezolizumab (atezo) and chemotherapy in first-line (1L) advanced or metastatic pancreatic ductal adenocarcinoma (PDAC) patients – Results from the GOBLET study
Final Publication Number (FPN)	1623P
Poster Date	October 23, 2023

Abstract / Poster Title	Pelareorep + atezolizumab and chemotherapy in third-line (3L) metastatic colorectal cancer (mCRC) patients – Interim results from the GOBLET study
Final Publication Number (FPN)	619P
Poster Date	October 22, 2023

Abstracts Summaries

Abstract 1623P
•The GOBLET Phase 1/2 Simon two-stage basket study was designed to evaluate pelareorep in combination with the PD-L1 inhibitor atezolizumab (atezo) and chemotherapy in patients with different solid tumors. In the first stage of the pancreatic ductal adenocarcinoma (PDAC) cohort, 13 evaluable patients were enrolled (including 92% with metastatic disease, 69% in the liver). Primary objectives were safety and efficacy, measured by Stage 1 success criterion of >3 confirmed responses (PDAC segment). T cell receptor sequencing (TCR-seq) was also performed during the course of treatment.
•Updated data from the study showed that 8 of 13 evaluable patients had a partial response (PR) and 3 had stable disease (SD) for an objective response rate (ORR) of 62% (53% confirmed with two scans) and a clinical benefit rate (CBR) of 85%. As of the data cut-off (January 19, 2023), the median duration of response was 6.0 months, the 6-month progression-free survival (PFS) rate was 72.9%, and the 6-month overall survival (OS) rate was 82.1%. T cell receptor sequencing (TCR-seq) showed an expansion of new and pre-existing T-cell clones. No safety signals were observed. Updated efficacy and TCR-seq results will be presented at ESMO; final PFS and OS are pending.
•The authors concluded from these data that the combination of pelareorep, atezo and chemotherapy was well-tolerated and that the ORR exceeded the pre-specified success criterion. The authors also noted that these data compare favorably with ORRs from prior first-line PDAC trials.

Abstract 619P
•This abstract evaluated pelareorep combination therapy (pelareorep plus atezo plus chemotherapy, trifluridine/tipiracil) in third-line metastatic colorectal cancer patients with microsatellite stable (MSS) disease. In the first stage of this segment, 15 evaluable patients were enrolled, and the primary objectives were safety and efficacy, measured by Stage 1 success criterion of >4 patients with SD at week 16. TCR-seq was also performed during the course of the treatment cycle to assess the treatment effect on the T cell repertoire.
•Interim data from the study showed that 5 of 15 patients had SD as their best response, including 4 with SD at week 16, and 10 patients had progressive disease (PD). The CBR, defined as stable disease or better, was 33%. Translational research, including TCR-seq, showed an expansion of new and pre-existing T-cell clones. No safety signals were observed. Updated efficacy (PFS and OS) and TCR-seq results will be presented at ESMO.
•The authors concluded from these data that the pelareorep combination was well-tolerated and the primary efficacy success criterion was met. The authors believe that protective immune responses were initiated in these patients but that they may have been too immunocompromised or have insufficient time before disease progression to fully benefit from the pelareorep-based immunotherapy.

About GOBLET
The GOBLET (Gastrointestinal tumOrs exploring the treatment comBinations with the oncolytic reovirus peLarEorep and anTi-PD-L1) study is a phase 1/2 multiple indication study in advanced or metastatic gastrointestinal tumors. The study is being conducted at 12 centers in Germany and is being managed by AIO-Studien-gGmbH. The co-primary endpoints of the study are objective response rate (ORR) assessed at week 16 and safety. Key secondary and exploratory endpoints include additional efficacy assessments and evaluation of potential biomarkers (T cell clonality and CEACAM6). The study employs a Simon two-stage design with Stage 1 comprising four treatment groups expected to enroll a total of approximately 55 patients:

1.Pelareorep in combination with atezolizumab, gemcitabine, and nab-paclitaxel in 1st line advanced/metastatic pancreatic cancer patients (n=12);

2.Pelareorep in combination with atezolizumab in 1st line MSI (microsatellite instability)-high metastatic colorectal cancer patients (n=19);

3.Pelareorep in combination with atezolizumab and TAS-102 in 3rd line metastatic colorectal cancer patients (n=14); and

4.Pelareorep in combination with atezolizumab in 2nd line advanced and unresectable anal cancer patients (n=10).

Any cohort showing an ORR above a pre-specified threshold in Stage 1 may be advanced to Stage 2 and enroll additional patients.

About AIO
AIO-Studien-gGmbH (AIO) emerged from the study center of the internal oncology working group within the German Cancer Society (DKG). AIO operates with a non-profit purpose of promoting science and research with a focus on medical oncology. Since its foundation, AIO has become a successful sponsor and study management company and has established itself both nationally and internationally.

About Oncolytics Biotech Inc.
Oncolytics is a clinical-stage biotechnology company developing pelareorep, an intravenously delivered immunotherapeutic agent. Pelareorep has demonstrated promising results in Phase 2 studies in breast and pancreatic cancers. It acts by inducing anti-cancer immune responses and promotes an inflamed tumor phenotype -- turning "cold" tumors "hot" -- through innate and adaptive immune responses to treat a variety of cancers.

Pelareorep has demonstrated synergies with multiple approved oncology treatments. Oncolytics is currently conducting and planning combination clinical trials with pelareorep in solid and hematological malignancies as it advances towards registrational studies in metastatic breast cancer and pancreatic cancer. For further information, please visit: www.oncolyticsbiotech.com.

This press release contains forward-looking statements, within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and forward-looking information under applicable Canadian securities laws (such forward-looking statements and forward-looking information are collectively referred to herein as "forward-looking statements"). Forward-looking statements contained in this press release include statements regarding Oncolytics' belief as to the potential and benefits of pelareorep as a cancer therapeutic; our expectations regarding the results to be presented at ESMO; and our plans to advance towards a registrational study in metastatic breast cancer and pancreatic cancer. In any forward-looking statement in which Oncolytics expresses an expectation or belief as to future results, such expectations or beliefs are expressed in good faith and are believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will be achieved. Such forward-looking statements involve known and unknown risks and uncertainties, which could cause Oncolytics' actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue research and development projects, the efficacy of pelareorep as a cancer treatment, the success and timely completion of clinical studies and trials, Oncolytics' ability to successfully commercialize pelareorep, uncertainties related to the research and development of pharmaceuticals, uncertainties related to the regulatory process and general changes to the economic environment. In particular, we may be impacted by business interruptions resulting from COVID-19 coronavirus, including operating, manufacturing supply chain, clinical trial and project development delays and disruptions, labour shortages, travel and shipping disruption, and shutdowns (including as a result of government regulation and prevention measures). It is unknown whether and how Oncolytics may be affected if the COVID-19 pandemic persists for an extended period of time. We may incur expenses or delays relating to such events outside of our control, which could have a material adverse impact on our business, operating results and financial condition. Investors should consult Oncolytics' quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned against placing undue reliance on forward-looking statements. The Company does not undertake any obligation to update these forward-looking statements, except as required by applicable laws.

Company Contact Jon Patton Director of IR & Communication +1-858-886-7813 jpatton@oncolytics.ca	Investor Relations for Oncolytics Timothy McCarthy LifeSci Advisors +1-917-679-9282 tim@lifesciadvisors.com